SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 26, 2020.

The Securities and Exchange Commission (CVM) and B3

Ref: Official Letter 421/2020-SLS

Dear Sirs,

We refer to Official Letter 421/2020-SLS (“Letter”), dated June 25, 2020, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”) regarding an article published on June 25, 2020 in the newspaper Valor Econômico entitled “Braskem inicia produção em nova unidade nos EUA no 3º tri" [Braskem starts production at new unit in the U.S. in the 3rd quarter], as transcribed below:

 “June 25, 2020

421/2020-SLS

Braskem S.A.

Attn: Mr. Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

Ref: Request for clarification on news report

Dear Sirs,

The article published in the newspaper Valor Econômico, on June 25, 2020, entitled “Braskem inicia produção em nova unidade nos EUA no 3º tri" states, among other things, that:

1.     With the announcement yesterday that construction of the new plant in the United States has been completed, Braskem expects to start large-scale commercial production of polypropylene at the unit during the third quarter;

2.     The production capacity of more than 450 kton/y is in addition to the capacity of the company’s other five units in the United States.”

We request clarifications on the above items by June 26, 2020, including your confirmation or denial, as well as any other information deemed relevant.”

In this regard, Braskem informs that, as announced to the market on June 21, 2017 and in its quarterly and annual earnings disclosures, it gave broad coverage to the construction of this new polypropylene plant in the United States and its production capacity - from the approval of its construction by the Board of Directors of Braskem, the progress of construction and the scheduled operational startup in 2020.

As such, the Company confirms the information reported in the news article and will continue to keep the market informed of relevant developments on the subject.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

               Braskem S.A.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.